THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON JUNE 13, 1996 PURSUANT TO
                   RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No.          )*
                                        ---------


                             EXTECH Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                302234 10 9
                               (CUSIP Number)

                    Fred S. Skolnik, Esq. (516) 296-7000
                     Certilman Balin Adler & Hyman, LLP
                  90 Merrick Avenue, East Meadow, NY 11554
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                June 3, 1996
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

Check the following box if a fee is being paid with the statement [ X ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 302234 10 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person
     ADAM LIEBERMAN

2.   Check the appropriate box if a member of a group  (a) [   ]
                                                       (b) [   ]


3.   SEC Use Only


4.   Source of Funds
     WC (OF STERLING FOSTER HOLDING CORP.)

5.   Check box if disclosure of legal proceedings is required pursuant to
     items 2(d) or 2(e)  [   ]


6.   Citizenship or Place of Organization
     UNITED STATES

Number of Shares    7.   Sole Voting Power
Beneficially Owned       1,800,000
By Each Reporting
Person With         ----------------------------------------------
                    8.   Shared Voting Power
                         -0-

                    ----------------------------------------------
                    9.   Sole Dispositive Power
                         1,800,000

                    ----------------------------------------------
                    10.  Shared Dispositive Power
                         -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,800,000


12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares



13.  Percent of Class Represented by Amount in Row (11)
     32.2%


14.  Type of Reporting Person
     IN



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



                                SCHEDULE 13D

CUSIP No. 302234 10 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person
     STERLING FOSTER HOLDING CORP.

2.   Check the appropriate box if a member of a group  (a) [   ]
                                                       (b) [   ]


3.   SEC Use Only


4.   Source of Funds
     WC

5.   Check box if disclosure of legal proceedings is required pursuant to
     items 2(d) or 2(e)  [   ]


6.   Citizenship or Place of Organization
     DELAWARE

Number of Shares    7.   Sole Voting Power
Beneficially Owned       1,800,000
By Each Reporting
Person With         ----------------------------------------------
                    8.   Shared Voting Power
                         -0-

                    ----------------------------------------------
                    9.   Sole Dispositive Power
                         1,800,000

                    ----------------------------------------------
                    10.  Shared Dispositive Power
                         -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,800,000


12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares



13.  Percent of Class Represented by Amount in Row (11)
     32.2%


14.  Type of Reporting Person
     HC/CO

ITEM 1.  SECURITY AND ISSUER.
         -------------------

          This statement on Schedule 13D filed by Sterling Foster Holding Corp. ("Sterling Foster") and Adam Lieberman relates to the Common Stock, par value $.01 per share, of EXTECH Corporation ("EXTECH"), a Delaware corporation ("EXTECH Common Shares"). The address of the principal executive offices of EXTECH is 90 Merrick Avenue, East Meadow, New York 11554.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This statement is being filed by Sterling Foster, a Delaware corporation, and Adam Lieberman.

          (b) Sterling Foster is a real estate holding company. The address of the principal business and principal office of Sterling Foster, and the business address of Mr. Lieberman, is 198 Woodbine Road, Roslyn Heights, NY 11577. The President and sole owner of Sterling Foster is Mr. Lieberman.

          (c) Mr. Lieberman is a citizen of the United States of America. His principal employment is serving as President of both Sterling Foster and Sterling Foster & Co., Inc., a securities broker-dealer.

          (d) Neither of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The funds for the purchase reported herein were provided from the working capital of Sterling Foster.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Pursuant to a Subscription Agreement, dated as of June 3, 1996, EXTECH sold an aggregate of 3,200,000 EXTECH Common Shares, at a price of $.25 per share, as follows:

          Name                     Number of Shares
          ----                     ----------------
          Morton L. Certilman           700,000 (including 360,000
                                                by his retirement
                                                trust)
          Jay M. Haft                   700,000
          Sterling Foster Holding
           Corp.                      1,800,000

          The EXTECH Common Shares have been acquired by Sterling Foster for investment and neither of the reporting persons has any specific plans to acquire additional amounts of, or to dispose of, securities of EXTECH. As a result of Sterling Foster's ownership of such shares, it and Mr. Lieberman may be deemed to have substantial influence over the affairs and management of EXTECH. However, neither Sterling Foster nor Mr. Lieberman has any definitive plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D. Notwithstanding the foregoing, the acquisition of the EXTECH Common Shares was made with the understanding that the proceeds from the sale thereof may be used by EXTECH in connection with the acquisition and/or operation of one or more sports franchises and/or related sports equipment companies.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Sterling Foster and Mr. Lieberman (by reason of his position with Sterling Foster) each is the beneficial owner of, and has sole voting and dispositive power over, 1,800,000 EXTECH Common Shares, (or approximately 32.2% of the outstanding EXTECH Common Shares).

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          -----------------------------------

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Sterling Foster and Mr. Lieberman, or between such persons and any other person, with respect to any securities of EXTECH, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          (1) Subscription Agreement, dated as of June 3, 1996, among EXTECH, Morton L. Certilman, Jay M. Haft and Sterling Foster.



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



                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 1996

                                   /s/
                                   ------------------------------
                                   Adam Lieberman


                                   STERLING FOSTER HOLDING CORP.

                                   By:/s/
                                      ----------------------------
                                      Adam Lieberman, President